October 3, 2005

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: BNL Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File Number 0-16880

Dear Mr. Riedler:

This letter and attachments are submitted on behalf of our client BNL Financial Corporation (“BNL” or the “Company”) in response to your letter dated September 2, 2005, addressed to Wayne E. Ahart, Chief Executive Officer of BNL.

Most of subjects for which comments were presented in your letter are relevant to the business or operations of BNL’s wholly owned subsidiary Brokers National Life Assurance Company (“BNLAC”).

Various persons assisted in preparing portions of the content of this letter and attachments including BNL’s employees under the supervision of Barry N. Shamas, Executive Vice President and Chief Financial Officer; BNL’s independent certified public accountants, Smith, Carney & Co., P.C., Oklahoma City, Oklahoma; and consulting actuaries, G. P. Monnin Consulting, Inc., Austin, Texas.

Form 10-K

Reinsurance, page 4

SEC Comment 1.

BNLAC does not have any reinsurance arrangements concerning its dental insurance.

As reported in the Company’s Form 10-KSB for the year ended December 31, 1996, BNLAC terminated its reinsurance agreements on its group dental business and, on November 1, 1995, began retaining 100% of the risk on that business. There have been no changes since this disclosure.

BNLAC reinsures two of its health insurance policies as disclosed in the top two paragraphs on page 5, 10-K for 2004: (a) Accidental death and dismemberment policies, and (b) Short term disability policies.

Personnel, page 8

SEC Comment 2.

On July 25, 2001 (third quarter of 2001), BNL entered into a long term convertible debenture loan agreement (“Convertible Debenture”) with EPSI Benefits, Inc. (“EBI”), a Texas corporation. The Convertible Debenture, which had an outstanding principal balance of $1,357,407 at December 31, 2004, provides for monthly interest payments from inception and for principal payments beginning on September 15, 2008, and has a maturity date of August 15, 2015. To protect its interest, BNL may convert the Convertible Debenture into 51% of the outstanding common stock of EBI, subject to regulatory approval. The Convertible Debenture investment was described in the Company’s 10-Q for the third quarter of 2001 and has been continually disclosed since then. Please see Note 4, Investments, to the Company’s financial statements.

EBI’s wholly owned subsidiary Employer Plan Services, Inc. (“EPSI”), a third party administrator, provides substantially all of the services for BNLAC’s claims processing and adjudication for individual and group dental insurance. BNLAC has a servicing agreement (“Servicing Agreement”) with EPSI to provide such claims processing and adjudication. See, Note 4, Investments, to the Company’s financial statements; Personnel, page 8 of 10-K; Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 13, 14 of 10-K.

The Company also has a marketing agreement (“Marketing Agreement”) with EBI-EPSI whereby the Company receives a marketing fee. In connection with the Marketing Agreement, the Company has other financial commitments totaling approximately $545,000 including (a) guaranteed a $100,000 note payable of EBI/EPSI to Wells Fargo Bank; (b) a commitment to infuse capital into EPSI in an amount up to $200,000 if required by the Georgia Insurance Department; and (c) guaranty of various indemnity bonds with some State Insurance Departments for the guaranty of performance by EPSI. See, Note 4, Investments, and Note 6, Commitments and Contingencies and Supplemental Cash Flow Information, to the Company’s financial statements.

On October 15, 2003, BNLAC and EPSI entered into a loan agreement for BNLAC to provide a $200,000 line of credit (“Line of Credit”) maturing on October 15, 2004. The Line of Credit was renewed and extended monthly interest payments until August 1, 2005, and monthly and principal interest payments thereafter. See, Note 4, Investments, to the Company’s financial statements.

The Company has no objection to filing its Convertible Debenture, Servicing Agreement, Marketing Agreement, or Line of Credit as exhibits.

Management’s Discussion and Analysis

Critical Accounting Policies, page 11

SEC Comment 3.

The Company’s response to this comment will address two different types of dental insurance contracts: group dental contracts and individual dental contracts.

Group Dental Insurance Contracts

In years prior to 2004, the Company’s audited financial statements, Note 1, Summary of Significant Accounting Policies, stated that the Company’s accident and health insurance policies were treated as short duration contracts. During those previous time periods, substantially all of the Company’s accident and health insurance policies were comprised of group dental insurance contracts. Such short term duration accounting treatment of the group dental insurance contracts was proper under Paragraph 7(a) of SFAS 60 as BNLAC has the legal right to cancel or re-price group contracts annually.

BNLAC has consistently accounted for its group dental insurance contracts as short duration contracts.

Individual Dental Insurance Contracts

BNLAC also has a small block of business consisting of individual dental insurance contracts. In accordance with SFAS 60, BNLAC’s individual dental insurance contracts are long duration contracts because they may be canceled only by class (by State) or re-priced only by class (by State) with state insurance regulatory approval. This is described in Paragraph 8, SFAS 60, i.e., individual contracts within a class are not cancelable.

Summary

The portion of Note 1 to the Company’s Financial Statements for the year ended December 31, 2004, inadvertently described long duration treatment on all of BNLAC’s accident and health insurance business. Note 1 will be altered in the future to clearly indicate the short duration classification of group dental contracts and the long duration classification of the individual dental contracts.

SEC Comment 4.

Please note that the increase of liability for future policy benefits in the amount of $611,410 (which, after offsetting deferred acquisition costs and federal income taxes, netted down to $378,497) pertained only to individual dental insurance. Comment 4 appears to be limited to the $611,410 increase. Therefore, the responses herein to Comment 4 pertain only to individual dental insurance.

BNLAC began issuing an individual dental product in 2001. The data presented in the charts below show the small, but increasing amount of premium income from individual dental insurance contracts for the years 2001, 2002 and 2003.

At year end 2003, BNLAC determined that setting up a benefit reserve was appropriate on the long duration individual dental product. But, for the year ended December 31, 2003, BNLAC concluded that the benefit reserve for individual dental contracts would not be material.

During 2004, at BNLAC’s request, BNLAC’s consulting actuary, G. P. Monnin Consulting, Inc., calculated the individual dental contract benefit reserve. BNLAC then evaluated and recorded such reserve as reflected in the following cumulative data recorded through December 31, 2004:

Gross Benefit Reserve                    (611,410)
Deferred Acquisition Costs            155,410
Cumulative Income Tax Benefit                              103,923
Deferred Tax Liability                                                (28,420)

Net Reduction in Shareholder Equity                   (378,497)

	Annual Income		Net After-tax Benefit Reserve
			Annual
		Compared to:	Net	Compared to:
	Individual	BNL	Benefit	BNL	BNL
	Dental	Total	Reserve	Total	Net
Year	Income	Income	Increase	Equity	Income
2003	886,556	42,505,179	129,224	10,690,735	2,736,355
2002	337,402	42,367,834	45,459	8,310,767	2,500,727
2001	92,132	39,569,741	7,016	5,674,309	1,283,478
			181,699	10,690,735	6,520,560

	Cumulative Amounts
	Gross
	Benefit	Related				Annual
	Reserve	DAC	Net Benefit Reserve			After-tax
Year	Liability	Asset	Pre-tax	FIT	After-tax	Charge
2003	280,292	61,378	218,914	37,215	181,699	129,224
2002	81,481	18,258	63,223	10,748	52,475	45,459
2001	10,933	2,480	8,453	1,437	7,016	7,016
						181,699

The individual dental contract benefit reserve recorded cumulatively through December 31, 2004, included the reserve amounts for prior periods which were accounted for as changes in estimates since the reserve liabilities are inherently estimated amounts.1

In light of the foregoing described events and information, each of the bullet points of Comment 4 will be addressed separately, as follows. See, above descriptions, data and charts.

SEC Comment 4, Bullet Point One.

BNLAC did not conclude that statutory benefit reserves for the individual dental insurance contracts could be used for GAAP reporting purposes with respect to liabilities for future policy benefits. BNLAC determined that any such liability at December 31, 2003, would not be material and did not book such a liability. See, above data on immateriality and change of estimate for prior years.

SEC Comment 4, Bullet Point Two.

In years prior to 2004, the individual dental insurance contract benefits and premiums were matched as follows: Benefits were recognized on an incurred basis through establishment of the claims reserve liability and premiums were recognized as earned when due.

The claims payable and IBNR were developed through detail analysis of the claims payment lag study and were verified by BNLAC’s independent actuary. This analysis includes trend analysis of completion factors, loss ratios, claims per certificate holder, and claims processing backlog.

Premiums were recognized as earned when due as required by Paragraph 10, SFAS 60. Unearned, advanced and unallocated premiums were recorded as liabilities. Management believes these methods result in appropriate matching of premiums and benefits. The additional reserves on the individual dental contracts established in 2004 were immaterial in prior periods as more fully described above.

In reviewing the information and events, BNLAC has concluded now, as it did for the year end 2003, that benefit reserve liabilities should be established for its individual dental insurance contracts. BNLAC concluded that the value of the individual dental insurance benefit reserves for the year ended December 31, 2003, was not material. 2

1 On September 30, 2005, the PCAOB concluded the field work on its regular inspection of BNL’s auditors. During the work, the inspector commented that the auditor did not perform procedures to address the prior year unrecorded reserves as a correction of an error (as compared to a change in estimate). The audit firm will be responding to the comment.
2  As to the group dental insurance contracts, which are short duration contracts, BNLAC has consistently and properly recorded the appropriate matching of revenues and claims.

SEC Comment 4, Bullet Point Three.

Based upon the relatively small size of the benefit reserve for the individual dental insurance contracts during the years 2001, 2002 and 2003, if BNLAC had recorded such a benefit reserve for such time periods, there would be no material difference in the Company’s earnings presentation, as indicated in the tables above.

SEC Comment 4, Bullet Point Four.

The individual dental insurance product is a long duration contract with increasing benefits. Paragraph 21 of SFAS 60 states, “A liability for future policy benefits relating to long duration contracts . . . shall be accrued when premium revenue is recognized.” The formula for such accrual relates the present value of benefits with the present value of premiums. See Paragraph 21, SFAS 60.

BNLAC’s individual dental insurance contracts have a benefit structure which increases with duration. Accordingly, the benefit reserve is calculated and recorded early in the life of the individual dental insurance contracts and then released over time. BNLAC’s revenues for the individual dental insurance contracts are recorded as earned when due. The net result is that the incurred claims adjusted for the change in the benefit reserve is a proper matching of claims and revenue as prescribed by SFAS 60.

SEC Comment 4, Bullet Point Five.

As explained above, BNLAC estimated the value of the benefit reserves for its individual dental insurance contracts for the year ended December 31, 2003, as not material.

SEC Comment 5, Claim Reserves.

CONFIDENTIAL INFORMATION

The following information is presented as CONFIDENTIAL INFORMATION to explain some aspects of the Company’s methodology in developing and estimating its claim reserves:

The Company’s significant insurance product types are presently dental (group and individual), life (group and individual) and annuities.

In the life and accident and health insurance industry, the liabilities for claims and the related expensing of those liabilities are evaluated and recorded using estimates of claim reserves. BNLAC estimates its claim reserves using the general methodology described herein.

The liability for claim reserves generally consists of the following: (1) due and unpaid claims, (2) claims in the course of settlement, and (3) claims incurred but unreported. BNLAC records the actual liability for all claims that are due but unpaid, Item (1). But, with regard to the last Items (2) and (3), BNLAC must make estimates. The estimates are based on actuarial principles. BNLAC’s independent consulting actuary works with Company management in determining the estimates and the independent consulting actuary gives BNLAC a certification as to the amounts of the reserves.

It is common in the life and accident and health insurance industry for a consulting actuary to give either (A) a reserve certification where the reserves are expressed as a range of numbers for each relevant reserve (the “Range Estimate”), or (B) a reserve certification where the reserves are expressed as a single number for each relevant reserve (the “Single Point Estimate”).

Where the Range Estimate method is used, the management of the insurance company makes its own choice to reserve an amount within the range. BNLAC does not use the Range Estimate for any of its insurance products.

Instead, for all of its insurance products, BNLAC uses the Single Point Estimate.

For BNLAC’s group and individual dental insurance, each month BNLAC’s financial personnel develops and makes a Single Point Estimate for the reserves which work results in BNLAC’s Single Point Estimate for the end of each fiscal quarter. For the end of each fiscal quarter, BNLAC’s independent consulting actuary develops and makes its separate Single Point Estimate for such reserves. Then BNLAC’s financial personnel and independent consulting actuary compare their Single Point Estimates, reconcile any differences and agree on a Single Point Estimate for such reserves. Annually, this process is also used and for a fiscal year end, the Company’s independent consulting actuary gives a Single Point Estimate reserve certification to BNLAC with the agreed amount and BNLAC uses such certified amount without change.

For BNLAC’s group and individual life and annuity insurance, BNLAC’s financial personnel make the Single Point Estimate for each such reserve. Then, BNLAC’s consulting actuary independently reviews the Single Point Estimates. If the independent consulting actuary agrees with the Single Point Estimates, he gives a reserve certification to the Company.

While claim reserves are estimated as an inherent part of the insurance industry, management of the Company believes that it follows standard industry practices in estimating claim reserves.

The following discussions of reserve methodology are separated by BNLAC’s product types as indicated by the section headings.

Dental Insurance - Group and Individual

For BNLAC’s dental insurance, group and individual contracts, BNLAC and its independent consulting actuary use a completion factor approach which provides best estimates of the factors to determine claim reserves. A Single Point Estimate is made.

In implementing the completion factor approach, a review of payment history develops the completion factors. These completion factors relate what percentage of an ultimate claim is paid based upon its duration from date of service. Such completion factors are monitored over time and are relatively stable.

However, with respect to claims incurred in the most recent months, the completion factors are not fully credible. So, as is common in the industry, a review of developing claims per insured by month and loss ratios by month is made. The BNLAC management and BNLAC’s independent consulting actuary make a single point estimate based upon their determination of the loss ratios and claims per insured for the current month. BNLAC uses the same approach each quarter.

Of all the assumptions made by BNLAC’s management and BNLAC’s independent consulting actuary, the loss ratio and, correspondingly, the claims per insured per month for the most current month are the most sensitive ones for reserve setting. If the loss ratios and claims per insured per month increase, claim reserves will likely increase by some amount. If the loss ratios and claims per insured per month decrease, claim reserves will likely decrease by some amount.

In calculating reserves, management does not explicitly handle claims frequency and severity. Rather, management, utilizing the completion factor approach, develops claims per insured per month and loss ratios per month.

Management reviews any trends in either loss ratios or claims per insured per month in determining its estimate for the most recent month. As stated above, these assumptions have the largest effect on the claim reserves.

Life Insurance - Group and Individual - and Annuities

BNLAC reinsures a substantial portion of its life insurance and the associated risks and liabilities. See Item 1, Business, Reinsurance; and Note 8, Reinsurance, to the Company’s financial statements.

BNLAC determines its life insurance claim reserves by recording three items: (1) actual claims due and unpaid; (2) the claims received during the thirty (30) day period following year end (this is done by taking an inventory of claims received during the thirty day period); and (3) estimating a liability amount for claims which have been incurred but not yet reported by the end of the thirty day period.

BNLAC’s annuity policies are simple deferred annuities. The Company does not explicitly establish a claim reserve for its annuities since the liability is already held in the annuity deposit liability.

END OF CONFIDENTIAL INFORMATION

The following represents a draft of a preliminary statement in a “disclosure-type format” which the Company is considering for use in future 10-Q and 10-K filings as part of Management’s Discussion:

DISCUSSION OF CLAIM RESERVE METHODOLOGY
(PRELIMINARY)

The Company, through its wholly owned subsidiary, BNLAC, has a single line of business which is life and accident and health insurance. The Company’s SIC code is 6311 which is a standard industrial classification used by the United States Securities and Exchange Commission (“SEC”). Using such SIC code, an interested person can research the internet website of the SEC, www.sec.gov, to find and review business and financial information of other companies which are in the same line of business.

BNLAC calculates and maintains claim reserves for the estimated future payments on claims incurred before the statement date. These calculations are based on actuarial principles in accordance with industry standards and applicable GAAP requirements. Development of such reserves is done with company management working with its independent consulting actuary. These reserves involve many considerations including but not limited to economic and social conditions, inflation, and healthcare costs. The claim reserves developed include significant estimates and assumptions based on management’s review of historical experience in consultation with its independent actuary. The extent to which future payments match the claims reserves is dependent on how well actual future experience matches the assumptions management makes regarding the future experience. These reserves are estimates, require significant judgment and, therefore, are inherently uncertain.

END OF DISCUSSION OF CLAIM RESERVE METHODOLOGY (PRELIMINARY)

Long-term Contractual Obligations, page 14

SEC Comment 6.

We note that on October 20, 2004, the AICPA Insurance Expert Panel (the “Panel”) met with the SEC staff in the SEC office in Washington, D. C. One of the subjects discussed in such meeting was the “Contractual Obligations Table.” The minutes of the October 20, 2004, meeting between the Panel and the SEC Staff, contain the following report:

3.
Contractual Obligation Table -- The SEC staff observed that the contractual obligations table should give a sense of the company’s cash outflows for all liabilities, and should not include netting of cash outflows and inflows. The SEC staff presumes all liabilities will be included in the table. If all liabilities are not included in the table, a company should include quantitative discussion of items not appearing in the contractual table. The need for transparency was stressed by the SEC staff. The SEC staff observed that it is looking for suggestions on how to include meaningful information in the table. (Emphasis added)

The May 2005 newsletter of the American Academy of Actuaries (“Academy”), reported, as follows:

On April 11 (2005), members of the Academy’s Financial Reporting Committee (FRC) made the annual pilgrimage to Manhattan to meet with the American Institute of Certified Public Accountants (AICPA). . . . The half-day meeting covered a wide range of topics, but the clear heavyweight issues were finite risk transfer and the Securities and Exchange Commission (SEC) contractual obligations table.

* * *

The FRC will be discussing the concept of auditing risk transfer in June (2005) meetings with the SEC and the Public Company Accounting Oversight Board.

Any discussion with the SEC will also include the topic of its contractual obligation table. This table is being developed so that all cash flows appear in one place in the “management’s discussion and analysis” section of

The Company is reviewing the subject matter of whether or not to include line items about estimated future payments relating to insurance contract reserves in the Company’s Contractual Obligations Table and, if included, what information or projections to present and how to present the information or projections. A survey of the 10-K filings of twenty (20) randomly selected filers under the SIC 6311 revealed some of the following observations:

1.	Some filers do not have any Contractual Obligations Table;

2.	Some filers have a Contractual Obligations Table but do not have any presentation about insurance contract reserves;

3.	Some filers with a Contractual Obligations Table do include presentations about insurance contract reserves. But, it appears that approaches taken by the filers are not consistent among them.

The Company plans to continue reviewing this complex and developing subject matter (future payments associated with insurance contract reserves) so that a logical decision may be made about including a presentation in the Company’s Contractual Obligations Table for its 2005 10-K. If included, the Company plans to attempt to develop a reasonable presentation. Any assistance, information or guidance from the Staff would be greatly appreciated. 3  The Company is small and has limited resources to expend in researching and developing the presentations relevant to this subject matter. The Company does not wish to be controversial but to follow the mainstream. However, the mainstream on this subject matter does not yet seem to exist.

Company Statement

Attached is the Company’s Statement responding to the three bullet points on page 4 of the Comment Letter. Please note that the third bullet point as specifically set forth in the Comment Letter has been altered.

Other

Thank you for the Comment Letter. The Company and its independent certified public accountants and independent consulting actuaries wish to amicably and thoroughly work with the SEC and its staff on any and all questions or other matters.

Very truly yours,

/s/ Larry W. Burks

Larry W. Burks

LB/sj

COMPANY STATEMENT
RE: SEC COMMENT LETTER OF SEPTEMBER 2, 2005

BNL Financial Corporation (the “Company”), SEC File Number 0-16880, by and through its undersigned officer, Wayne E. Ahart, Chairman of the Board Directors and Chief Executive Officer, makes and gives this Statement in conjunction with responding to the letter dated September 2, 2005, from Jeffrey P. Riedler, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “SEC Comment Letter”), commenting on the Company’s Form 10-K for the fiscal year ended December 31, 2004 (the “2004 10-K”), which comments were presented in the SEC Comment Letter by the staff (“Staff”) of the SEC, as follows:

The Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the SEC;

2.
The Staff’s comments or the Company’s changes to disclosure, if any, in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

3.	The Company is subject to valid, applicable laws of the United States.

October 3, 2005

BNL Financial Corporation

/s/ Wayne E. Ahart
By: _______________________
Wayne E. Ahart
Chairman of the Board of Directors and
Chief Executive Officer